UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

(Amendment No. 3)

INTREPID POTASH, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46121Y102

(CUSIP Number)

Hugh E. Harvey, Jr.

Chief Technology Officer

Intrepid Potash, Inc.

707 17th Street, Suite 4200

Denver, Colorado  80202

(303) 296-3006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 46121Y102

1	Names of Reporting Persons Harvey Operating and Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,961,000

	8	Shared Voting Power 0(1)

	9	Sole Dispositive Power 15,961,000

	10	Shared Dispositive Power 0(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,961,000(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 21.3%(2)

14	Type of Reporting Person (See Instructions) CO

(1)   Excludes 15,661,000 shares of Common Stock of the Issuer held by Intrepid Production Corporation, which may be deemed to be beneficially owned by Harvey Operating and Production Company as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Harvey Operating and Production Company that it is the beneficial owner of any shares of Common Stock of the Issuer held by Intrepid Production Corporation.

(2)   Based on the 75,032,086 shares of Common Stock of the Issuer outstanding as of October 31, 2009, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. 46121Y102

1	Names of Reporting Persons Hugh E. Harvey, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 15,978,578(1)

	8	Shared Voting Power 0(2)

	9	Sole Dispositive Power 15,978,578(1)

	10	Shared Dispositive Power 0(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,978,578(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 21.3%(3)

14	Type of Reporting Person (See Instructions) IN

(1)   Includes 15,961,000 shares held by Harvey Operating and Production Company that are or may be deemed to be beneficially owned by Hugh E. Harvey, Jr.  Mr. Harvey is the sole shareholder, sole director and President of Harvey Operating and Production Company. Mr. Harvey was granted 17,578 shares of restricted common stock on February 25, 2009, which will vest in three equal annual installments beginning on February 25, 2010.

(2)   Excludes 15,661,000 shares of Common Stock of the Issuer held by Intrepid Production Corporation, which may be deemed to be beneficially owned by Hugh E. Harvey, Jr. as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Hugh E. Harvey, Jr. that he is the beneficial owner of any shares of Common Stock of the Issuer held by Intrepid Production Corporation.

(3)   Based on the 75,032,086 shares of Common Stock of the Issuer outstanding as of October 31, 2009, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. 46121Y102

Item 1.	Security and Issuer

This Amendment No. 3 amends the statement on Schedule 13D filed on May 5, 2008, as amended on December 16, 2008 and June 8, 2009, by Harvey Operating and Production Company, a Colorado corporation (“HOPCO”) and Hugh E. Harvey, Jr. (“HEH”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Intrepid Potash, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Amendment No. 3 that relate to the aggregate number and percentage of Common Stock beneficially owned by such Reporting Persons are herein incorporated by reference.

(b) The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 3 that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are herein incorporated by reference.

(c) The following transactions in the Common Stock were effected by the Reporting Persons in the 60 days prior to the date of this filing:

(1) On November 9, HOPCO sold 163,600 shares of Common Stock in the open market pursuant to a Rule 10b5-1 sales plan adopted on November 9, 2009 for aggregate consideration of $4,238,843.28.  The shares were sold in multiple transactions at prices ranging from $25.39 to $26.91 per share.

(2) On November 10, HOPCO sold 11,400 shares of Common Stock in the open market pursuant to a Rule 10b5-1 sales plan adopted on November 9, 2009 for aggregate consideration of $291,202.74.  The shares were sold in multiple transactions at prices ranging from $25.42 to $25.83 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

On November 9, 2009, HOPCO entered into a Rule 10b5-1 sales plan with a broker to sell shares of the Issuer’s common stock.  The maximum number of shares that may be sold under the Plan amounts to less than 10% of the shares of the Issuer’s common stock beneficially owned by HEH.  Under the Plan, up to 1,450,000 shares of the Issuer’s common stock (less any shares sold under the Rule 10b5-1 sales plan entered into on June 8, 2009) may be sold beginning on November 9, 2009, with such shares to be sold in separate tranches at different specified market prices.  The Plan is scheduled to remain in effect until November 8, 2010.  The Plan was adopted in accordance with the Issuer’s insider trading policy and is intended to comply with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Item 7.	Material to be Filed as Exhibits

	Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated May 5, 2008.†

	Exhibit 2	Powers of Attorney for the Reporting Persons, dated May 5, 2008.†

	Exhibit 3	Form of Lock-Up Agreement, dated as of April 21, 2008, between the Issuer and each of the Original Stockholders, RPJ and the other directors and officers of the Issuer.*

CUSIP No. 46121Y102

Exhibit 4	Exchange Agreement, dated as of April 21, 2008, between the Issuer and Intrepid Mining.**

Exhibit 5	Director Designation and Voting Agreement, dated as of April 25, 2008, among the Issuer, IPC, HOPCO and PAL.***

Exhibit 6	Registration Rights Agreement, dated as of April 25, 2008, among the Issuer, IPC, HOPCO and PAL.***

Exhibit 7	Employment Agreement, dated as of April 25, 2008, between the Issuer and HEH.***

Exhibit 8	2008 Equity Incentive Plan, dated April 25, 2008.****

Exhibit 9	Sales Plan, adopted June 8, 2009, between HOPCO and J.P. Morgan Securities Inc.†

Exhibit 10	Sales Plan, adopted November 9, 2009, between HOPCO and J.P. Morgan Securities Inc.††

†	Previously filed.

††	Filed herewith.

*	Incorporated by reference to Exhibit A to Exhibit 10.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on April 7, 2008.

**	Incorporated by reference to the Issuer’s Current Report on Form 8-K dated April 25, 2008, filed with the Commission on April 25, 2008.

***	Incorporated by reference to the Issuer’s Current Report on Form 8-K dated May 1, 2008, filed with the Commission on May 1, 2008.

****	Incorporated by reference to the Issuer’s Registration Statement on Form S-8 dated April 25, 2008, filed with the Commission on April 25, 2008.

CUSIP No. 46121Y102

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2009	HARVEY OPERATING AND PRODUCTION COMPANY

	By:	/s/ Jennifer D’Alessandro
	Name:	Jennifer D’Alessandro
	Title:	Attorney-in-Fact

Dated: November 12, 2009	HUGH E. HARVEY, JR.

	By:	/s/ Jennifer D’Alessandro
	Name:	Jennifer D’Alessandro
	Title:	Attorney-in-Fact